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                           June 15, 2020

       Anthony Augliera
       Executive Vice President and Secretary
       Wells Fargo & Company
       301 S. Tryon Street
       Charlotte, North Carolina 28282

                                                        Re: Wells Fargo &
Company
                                                            Registration
Statement on Form S-3
                                                            Filed June 8, 2020
                                                            File No. 333-239017

       Dear Mr. Augliera:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance